Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Alliqua BioMedical, Inc. on Form S-8 of our report dated March 14, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Alliqua BioMedical, Inc. and Subsidiaries as of December 31, 2016 and 2015 and for the years then ended, appearing in the Annual Report on Form 10-K of Alliqua BioMedical, Inc. for the year ended December 31, 2016. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 22, 2017